Exhibit 99.1

China Index Holdings Announces Second Quarter 2022 Unaudited Financial Results

BEIJING, August 17, 2022 /Globe Newswire/ -- China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights

•	Total revenues were RMB110.2 million, a decrease of 27.8% from RMB152.7 million in the corresponding period of 2021.

•	Operating income was RMB45.0 million, a decrease of 37.6% from RMB72.1 million in the corresponding period of 2021.

•	Net income was RMB21.2 million, a decrease of 68.6% from RMB67.3 million in the corresponding period of 2021.

First Half 2022 Highlights

•	Total revenues were RMB228.7 million, a decrease of 20.1% from RMB286.4 million in the corresponding period of 2021.

•	Operating income was RMB90.3 million, a decrease of 32.0% from RMB132.9 million in the corresponding period of 2021.

•	Net income was RMB63.1 million, a decrease of 49.1% from RMB123.9 million in the corresponding period of 2021.

Second Quarter 2022 Financial Results

Revenues

CIH reported total revenues of RMB110.2 million in the second quarter of 2022, a decrease of 27.8% from RMB152.7 million in the corresponding period of 2021, primarily due to the broad macro environment challenges the industry was facing.

•	Revenues from information and analytics services (SaaS) were RMB63.4 million in the second quarter of 2022, a decrease of 14.4% from RMB74.1 million in the corresponding period of 2021.

•	Revenues from marketplace services were RMB46.8 million in the second quarter of 2022, a decrease of 40.4% from RMB78.5 million in the corresponding period of 2021.

Cost of Revenues

Cost of revenues was RMB19.5 million in the second quarter of 2022, a decrease of 31.8% from RMB28.6 million in the corresponding period of 2021, primarily due to the cost-saving actions CIH has taken in response to the broad macro environment challenges.

Operating Expenses

Operating expenses were RMB45.7 million in the second quarter of 2022, a decrease of 12.1% from RMB52.0 million in the corresponding period of 2021.

•	Selling and marketing expenses were RMB29.4 million in the second quarter of 2022, a decrease of 8.9% from RMB32.2 million in the corresponding period of 2021.

•	General and administrative expenses were RMB16.3 million in the second quarter of 2022, a decrease of 17.2% from RMB19.7 million in the corresponding period of 2021.

Operating Income

Operating income was RMB45.0 million in the second quarter of 2022, a decrease of 37.6% from RMB72.1 million in the corresponding period of 2021.

Income Tax Expenses

Income tax expenses were RMB25.3 million in the second quarter of 2022, an increase of 152.4% from RMB10.0 million in the corresponding period of 2021.

Net Income

Net income was RMB21.2 million in the second quarter of 2022, a decrease of 68.6% from RMB67.3 million in the corresponding period of 2021.

First Half 2022 Financial Results

Revenues

CIH reported total revenues of RMB228.7 million in the first half of 2022, a decrease of 20.1% from RMB286.4 million in the corresponding period of 2021, primarily due to the broad macro environment challenges the industry was facing.

•	Revenues from information and analytics services (SaaS) were RMB120.1 million in the first half of 2022, a decrease of 12.9% from RMB137.9 million in the corresponding period of 2021.

•	Revenues from marketplace services were RMB108.6 million in the first half of 2022, a decrease of 26.8% from RMB148.5 million in the corresponding period of 2021.

Cost of Revenues

Cost of Revenues was RMB41.2 million in the first half of 2022, a decrease of 23.5% from RMB53.9 million in the corresponding period of 2021, primarily due to the cost-saving actions CIH has taken in response to the broad macro environment challenges.

Operating Expenses

Operating expenses were RMB97.2 million in the first half of 2022, a decrease of 2.4% from RMB99.6 million in the corresponding period of 2021.

•	Selling and marketing expenses were RMB53.9 million in the first half of 2022, a decrease of 8.2% from RMB58.8 million in the corresponding period of 2021.

•	General and administrative expenses were RMB43.3 million in the first half of 2022, an increase of 6.0% from RMB40.8 million in the corresponding period of 2021.

Operating Income

Operating income was RMB90.3 million in the first half of 2022, a decrease of 32.0% from RMB132.9 million in the corresponding period of 2021.

Income Tax Expenses

Income tax expenses were RMB32.3 million in the first half of 2022, an increase of 67.9% from RMB19.2 million in the corresponding period of 2021.

Net Income

Net income was RMB63.1 million in the first half of 2022, a decrease of 49.1% from RMB123.9 million in the corresponding period of 2021.

Business Outlook

Due to current unstable market conditions, management believes CIH’s 2022 annual revenue is expected to record a double-digit decrease year-over-year. These estimates represent management’s current and preliminary views, which are subject to change.

Conference Call Information

CIH’s management team will host a conference call on August 17, 2022 at 7:00 AM U.S. ET (7:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

Toll-Free (Local Toll):

United States	+1 844-543-0451 (+1 864-991-4103)
Hong Kong	+852 3001-1960
Mainland China	+86 400-842-4982

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registering, you will be provided with all conference call access information, including dial-in numbers, your unique personal PIN numbers and an e-mail with detailed instructions to join the conference call.

Participant online registration:

https://register.vevent.com/register/BI320b1e647e064a2a87d84fa12a7ab233

A live and archived webcast, and a replay of the conference call will be available at http://ir.chinaindexholdings.com.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China's real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of the Company’s business development strategies, the Company’s ability to continue as a going concern in the future, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), except for share data)

	As of June 30,	As of December 31,
	2022	2021
ASSETS

Current assets:
Cash and cash equivalents	315,979	361,521
Short-term investments	4,172	-
Accounts receivable, net of allowance for doubtful accounts	62,488	49,217
Prepaid expenses and other current assets	29,597	25,531
Amounts due from a related party - current	31,788	-
Total current assets	444,024	436,269

Non-current assets:
Property and equipment, net	729	1,424
Right of use assets	40,215	38,892
Other non-current assets	4,899	4,212
Total non-current assets	45,843	44,528

Total assets	489,867	480,797

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	14,895	11,465
Income taxes payable	8,754	25,474
Deferred revenue	179,847	216,188
Amounts due to a related party	-	12,300
Accrued expenses and other current liabilities	96,508	99,657
Total current liabilities	300,004	365,084

Non-current liabilities:
Long-term lease liabilities	35,132	29,570
Other non-current liabilities	79,061	75,288
Total non-current liabilities	114,193	104,858

Total liabilities	414,197	469,942

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of June 30, 2022 and December 31, 2021; 72,475,630 shares issued as of June 30, 2022 and December 31, 2021; 66,788,662 and 66,787,537 shares outstanding as of June 30, 2022 and December 31, 2021, respectively)	500	500
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of June 30, 2022 and December 31, 2021; 23,636,706 shares issued and outstanding as of June 30, 2022 and December 31, 2021; each Class B ordinary share is convertible into one Class A ordinary share)	163	163
Treasury shares (5,686,968 and 5,688,093 shares as of June 30, 2022 and December 31, 2021, respectively)	(39)	(39)
Capital deficit	(120,040)	(121,631)
Retained earnings	179,415	116,454
Accumulated other comprehensive income	14,189	14,043
Total shareholders’ equity attributable to China Index Holdings Limited	74,188	9,490

Noncontrolling interests	1,482	1,365

Total shareholders’ equity	75,670	10,855

Total liabilities and shareholders’ equity	489,867	480,797

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB, except for per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenues	110,219	152,655	228,726	286,385
Cost of revenues	(19,501)	(28,583)	(41,233)	(53,881)
Gross profit	90,718	124,072	187,493	232,504

Operating expenses:
Selling and marketing expenses	(29,367)	(32,243)	(53,901)	(58,745)
General and administrative expenses	(16,346)	(19,737)	(43,250)	(40,819)

Operating income	45,005	72,092	90,342	132,940

Interest income	1,158	2,717	2,530	4,324
Investment income	265	2,466	844	5,144
Government grants	49	98	1,653	740
Income before income taxes	46,477	77,373	95,369	143,148
Income tax expenses	(25,301)	(10,026)	(32,291)	(19,240)
Net income	21,176	67,347	63,078	123,908

Less: net income (loss) attributable to noncontrolling interests	47	(21)	117	(7)
Net income attributable to China Index Holdings Limited	21,129	67,368	62,961	123,915

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	(2,224)	9,516	146	5,542
Total Comprehensive income	18,952	76,863	63,224	129,450

Less: comprehensive income (loss) attributable to noncontrolling interests	47	(21)	117	(7)
Comprehensive income attributable to China Index Holdings Limited	18,905	76,884	63,107	129,457

Earnings per share for Class A and Class B ordinary shares:
Basic	0.23	0.75	0.70	1.38
Diluted	0.23	0.74	0.70	1.36
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:

Basic	90,425,368	90,084,259	90,425,053	90,066,296
Diluted	90,425,368	90,941,935	90,425,053	91,078,299